ZEN Graphene Solutions Develops Fuel Additive

Guelph, ON - June 1, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, next-gen nanomaterials technology company, is pleased to announce that it has developed a stable diesel fuel additive, which increased the performance of diesel fuel by up to 10% in initial testing. These tremendous early results can be improved further through additional optimization work. ZEN has filed a provisional patent for this graphene-based fuel additive technology.

Greg Fenton, ZEN CEO commented: "Energy and fuel are crucial to global economic prosperity, but also represent our biggest challenge from an environmental standpoint. With global market estimates for diesel fuel alone near $1 trillion, the size of the challenge to reduce emissions from this level of demand is massive, but so is the opportunity for novel solutions to help us be more efficient in our usage. Global challenges of this magnitude require a number of solutions - and as a developer of nanotechnologies that help protect people and the environment - we are excited to contribute with technology that is easily delivered into fuels to improve efficiency and create value for our shareholders in the process."

"Given substantial government and corporate commitments to reduce emissions, we are actively pursuing funding and partnerships opportunities to bring our technology to market as soon as possible. As part of this strategy, we have engaged Public Affairs Advisors to lobby, educate and explore opportunities with various key government stakeholders. We look forward to providing more insight on this extremely exciting cleantech opportunity in due course." added Mr. Fenton.

Key Highlights:

• Testing was carried out on a Gunt single-cylinder test engine at Conestoga College in Waterloo, Ontario

• Graphene-based additive can be easily added to diesel, biodiesel, and syndiesel

• Significant potential opportunity in gasoline and aviation fuels

• Additional research is currently underway with university partners

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing graphene-based technologies that help protect people and the environment. ZEN is currently focused on commercializing ZENGuardTM, a patent pending graphene-based coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.